Exhibit 4.26

Northeast Securities, Inc.
100 Wall Street, S'" Floor
New York, NY 10005

As of September 7, 2006

Baywood International, Inc.
14950 North 83rd Place Suite 1
Scottsdale, Arizona 85260

Ladies and Gentlemen:

Reference is made to the Engagement Letter (the "Engagement Letter") dated August 21, 2006 between Baywood International, Inc. (the "Company") and Northeast Securities, Inc. ('NESC") in which the Company has engaged NESC as exclusive placement agent in connection with two separate private offerings and sales of securities of the Company. The Company proposes to complete an offering (the "Offering") to issue and sell (i) $250,000 principal amount of 10% senior convertible notes and (ii) five-year warrants to purchase common stock of the Company, all as described in a Subscription Agreement (the "Subscription Agreement") between the Company and each of the investors in the Offering, and various other transaction documents, in which NESC will act as placement agent.

Pursuant to this letter agreement, the Company confirms and makes certain representations, warranties, agreements and covenants to and for the benefit of NESC as follows:

1.
The Company and NESC confirm that the terms of the Engagement Letter shall remain in full force and effect. In connection therewith, the Company hereby confirms its representations, warranties, agreements and covenants contained therein, including, without limitation, its obligations to indemnify and hold harmless NESC as set forth in Exhibit A to the Engagement Letter. In the event of any conflict between this letter agreement and the Engagement Letter, the terms of the Engagement Letter shall be binding and shall supersede the terms of this letter agreement.

2.
In each Subscription Agreement entered into by the Company with investors in the Offering, the Company will make to such investors certain representations, warranties, agreements and covenants. Without limiting the Company's obligations to NESC under the Engagement Letter, the Company hereby (i) makes to NESC those representations, warranties, agreements and covenants contained in Section 4 (the '"Company Representations") and Section 5 (the "Company Covenants") of each Subscription Agreement and (ii) confirms that NESC shall receive the benefits of and be entitled to rely upon the Company Representations and the Company Covenants, as well as those representations and warranties made by investors in Section 2 of the Subscription Agreement.

3.
The Company understands that NESC shall not have any obligation or responsibility to verify (i) the accuracy or completeness of any information contained in the Subscription Agreements or any other documents or agreements provided by or to investors in the Offering or (ii) the authenticity, sufficiency or validity of any check or other payment made by such investors in the Offering.

4.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's rules concerning conflicts of laws. This Agreement may be executed in counterparts, each of which together shall be considered a single document.

5.
If is understood and agreed that NESC and its affiliates may from time to time effect transactions for customer accounts and for their own accounts in the securities of, or perform investment banking or other services for, the Company and other entities.

Very truly yours,

NORTHEAST SECURITIES, INC.

By:	/s/ David Tsiang
Name: David Tsiang
Title: Senior Vice-President

ACCEPTED AND AGREED:

BAYWOOD INTERNATIONAL, INC.

By:	/s/ Neil Reithinger
Name: Neil Reithinger
Title: President & C.E.O.